UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-41316

Alpha Tau Medical Ltd.

(Exact Name of Registrant as Specified in Its Charter)

Kiryat HaMada St. 5

Jerusalem, Israel 9777605

+972 (3) 577-4115

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

On November 12, 2026, Alpha Tau Medical Ltd. (the “Company”) issued a press release titled “Alpha Tau to Host Investor Call to Review New Data from the Alpha DaRT® Recurrent Glioblastoma REGAIN Trial.” A copy of this press release is attached to this Form 6-K as Exhibit 99.1.

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EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release dated November 12, 2026.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Alpha Tau Medical Ltd.

Date: November 12, 2026	By:	/s/ Uzi Sofer
Uzi Sofer
Chief Executive Officer

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